Exhibit 99.1

Zhongchao Inc. Launches COVID-19 Knowledge and Experience Sharing Virtual Seminar Series for Global Healthcare Professionals

Live Streaming of the 1st Special Session on Neonatology is Scheduled for 7:30 a.m. - 9:30 a.m., EST, on Friday, April 24, 2020

Shanghai, China, April 24, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), an online provider of healthcare information, professional training and educational services to healthcare professionals and the public in China, announced today the launch of virtual seminar series (the “Virtual Seminar Series”) aiming to connect global healthcare professionals through knowledge and experience sharing in their fight against the COVID-19 (“coronavirus”) pandemic which has swept the world, infecting more than 2.6 million people in 210 countries and territories. The Virtual Seminar Series are jointly hosted by the Beijing Medical and Health Foundation.

The first panel session on neonatology (the “Session”) is scheduled for 7:30 a.m. – 9:30 a.m., EST (which is 1:30 p.m. – 3:30 p.m., CET), on Friday, April 24, 2020. The Session will be jointly moderated by Dr. Lizhong Du, a renowned neonatologist and professor at Zhejiang University of China, and Dr. Anna Lavizzari, professor of Neonatal and Perinatology at University of Milan of Italy, with panelists from 7 countries including Brazil, China, Italy, Norway, Poland, Spain and Turkey. Live streaming of the Session will be available free for global neonatologists at www.mdmooc.org.

“As the global coronavirus cases and deaths continue to climb, the need for concerted effort beyond geographical limits has never been greater. We believe that the Virtual Seminar Series offer a convenient and valuable venue for the healthcare professionals fighting on the front lines of the coronavirus pandemic to share their cutting-edge information, skills and experience,” said Mr. James Yang, Chairman and Chief Executive Officer of Zhongchao.

“Today’s announcement is a testament to our commitment to “bringing better health to people through information sharing, education and training” and also marks the first step in our effort to expand our outreach beyond China following our successful initial public offering and Nasdaq listing in February,” concluded Mr. Yang.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692